Excelsis investments, inc.

801 West Bay Drive

Suite 470

Largo, Florida 33770

(727) 330-2731

January 23, 2015

Mr. Edwin Kim

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Excelsis Investments, Inc. (the “Company”)
Outstanding Loan & Consulting Agreements
SEC File No. 000-54635

Dear Mr. Kim:

In response to your request please be advised as follows:

Outstanding Loan Agreements:

1.	Asher Enterprises Inc., loan agreement dated January 23, 2014 for the amount of $53,000.

2.	KBM Worldwide Inc., loan agreement dated March 25, 2014 for the amount of $53,000.

3.	KBM Worldwide Inc., loan agreement dated June 13, 2014 for the amount of $53,000.

4.	Caesar Capital Group LLC, loan agreement dated June 23,2014 for the amount of $50,000.

5.	ARRG Corp., loan agreement dated June 23, 2014 for the amount of $50,000.

6.	Joseph W. Abrams SEP IR, loan agreement dated June 25,2014 for the amount of $50,000.

7.	Harmonious Enterprises Inc., loan agreement dated July 25, 2014 for the amount of $175,000.

Consulting Agreements:

1.	Consulting agreement with Cicero Consulting Group LLC, dated June 12, 2014 for the amount of $250,000 in the form of a Convertible Promissory Note.

Each of the foregoing documents will filed as an exhibit to our Form 10-K for the period ending December 31, 2014.

Tandy Representations:

The Company respectfully advises the SEC that it acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EXCELSIS INVESTMENTS, INC.

BY:	/s/ Brian McFadden
Brian McFadden, President